UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III FEB 2 9 2012

SEC FILE NUMBER

8-52819



12014039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2011___ AND ENDING ___December 31, 2011___
                                          Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___Sonenshine & Company LLC___

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

400 Park Ave, 17th Floor
(No. and Street)

New York _____ NY _____ 10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Kwun _____ 212-994-3340
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
                    (Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue _____ East Hanover _____ NJ _____ 07936
(Address)   (City)   (State)   (Zip Code)

CHECK ONE
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Phillip Kwun__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of __Sonenshine & Company LLC__

as of __December 31, 2011__ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____   _____
                                                                              Signature

                                                                      __Managing Director__
                                                                              Title

_____
               Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SONENSHINE & COMPANY LLC

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Sonenshine & Company LLC

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 21, 2012

1

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE   DFK INTERNATIONAL

SONENSHINE & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	80,022
Accounts receivable		110,000
Other assets		4,993
	$	195,015

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	11,138
Member's equity		183,877
	$	195,015

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues		
Consulting fees	$	110,000
Interest income		98
		110,098
Expenses		
Management fees	$	48,000
Professional fees		27,429
Regulatory fees and expenses		27,858
Insurance		138
Other expenses		1,396
		104,821
Net income	$	5,277

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Member's equity, January 1, 2011	$	126,457
Contributions from member		52,143
Net income		5,277
Member's equity, December 31, 2011	$	183,877

See notes to financial statements.

4

SONENSHINE & COMPANY LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net income	$ 5,277
Adjustments to reconcile net income to net cash	
used in operating activities	
Accounts receivable	(110,000)
Other assets	1,007
Accrued expenses	(10,862)
Net cash used in operating activities	(114,578)
Cash flows from financing activities	
Contributions from member	52,143
Net cash provided by financing activities	52,143
Net decrease in cash and cash equivalents	(62,435)
Cash and cash equivalents, beginning of year	142,457
Cash and cash equivalents, end of year	$ 80,022

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned.

Subsequent Events

These financial statements were approved by management and available for issuance on February 21, 2012. Management has evaluated subsequent events through this date.

2 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, whose federal, state and local income tax returns for years prior to 2008 are not subject to examination by tax authorities.

3 - RELATED PARTY TRANSACTIONS

The Parent charged the Company for managerial services and overhead expenses, totaling $48,000 for the year ended December 31, 2011. Substantially all of the Company's expenses, including management fees, professional fees and regulatory fees paid by the Parent on behalf of the Company, were reimbursed by the Company.

4 - MAJOR CUSTOMER

Consulting fees from one customer were 100% of total fees for the year ended December 31, 2011.

5 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2011, the Company has net capital of $68,884, which exceeded requirements by $63,884. The Company's ratio of aggregate indebtedness to net capital is 0.16 to 1 at December 31, 2011.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

SONENSHINE & COMPANY LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Computation of net capital

Total member's equity	$	183,877
Deductions and /or charges		
Non-allowable assets		
Accounts receivable and other assets		(114,993)
Net capital	$	68,884

Computation of aggregate indebtedness

Accrued expenses	$	11,138
Aggregate indebtedness	$	11,138

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	743
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000

Excess net capital	$	63,884

Excess net capital @ 1000%	$	67,770

Ratio: aggregate indebtedness to net capital	0.16 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

SONENSHINE & COMPANY LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Sonenshine & Company LLC

In planning and performing our audit of the financial statements of Sonenshine & Company LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 21, 2012